EXHIBIT 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report (Form 40-F) of Orezone Resources Inc of our report dated February 10, 2006 relating to the consolidated balance sheet as at December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004, which appears in this Annual Report (Form 40-F) for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Ottawa, Ontario

February 10, 2006